EXHIBIT 99.25

INFORMATION CIRCULAR

for the

Annual General Meeting

of

MERCATOR MINERALS LTD.

to be held on

FRIDAY, JUNE 25, 2010

INFORMATION CIRCULAR
Mercator Minerals Ltd.
1971 Sandown Place
North Vancouver, British Columbia
V7P 3C3
Telephone:  (604) 981-9661
Fax: (604) 960-9661
Website:  http://www.mercatorminerals.com

(As at May 21, 2010, except as indicated)

Mercator Minerals Ltd. (the “Company”) is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on Friday, June 25, 2010, and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy (the “Proxy”).  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

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The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.    For general inquiries, shareholders may contact Computershare as follows:

By Phone:	Within North America: 1-866-732-8683 Outside North America: 1-312-588-4290

By Fax:	Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524

By Internet:	www.investorvote.com

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

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In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 194,877,370 shares were issued and outstanding at May 21, 2010.  Persons who are registered shareholders at the close of business on May 21, 2010 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at eight (8).

The Company has a compensation committee, a environment, health and safety committee and a special committee and is required to have an audit committee.  Members of these committees are as set out below.

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Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, controlled or directed, directly or indirectly (2)
Joseph M. Keane Green Valley, Arizona, U.S.A	Professional Engineer President, Keane Mineral Engineering LLC, mineral processing consulting corporation (2006-2008); President, KD Engineering Co., mineral engineering design corporation (1982-2006).	December 2009	1,850
Raymond R. Lee Chief Financial Officer and Director Nevada, U.S.A.	Chief Financial Officer of the Company since August 2000.	June 2002	431,837
Michael D. Lindeman(3) (4) Director California, U.S.A.	Estimator, Valley Aggregate Transport, Inc. (trucking company) (since 2004); Former Owner, Lindeman Bros. Inc. (trucking company), 1990 to 2003.	July 1997	520,355
Robert J. Quinn(5) (6) Director Texas, USA	Attorney, Quinn & Brooks LLP	September 2005	Nil
Stephen P. Quin(6) Director British Columbia, Canada	President & COO of Capstone Mining Corp. (public mining company) since November 2008, formerly President & CEO of Sherwood Copper Corporation (public mining company) until its combination with Capstone (September 2005); Executive VP, Miramar Mining Corporation (public mineral exploration company) 1990 to 2005	February 2005	3,250
Michael L. Surratt(6) President, CEO and Director Nevada, U.S.A.	Geologist, President, Chief Executive Officer and director of the Company, November 1998 to present.	November 1998	365,674
Gavin Thomas(3) (4) (5) Non Executive Chairman and Director Australia	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (since November 2004).	January 2005	Nil

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Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, controlled or directed, directly or indirectly (2)
Ronald Earl Vankoughnett(3) (4) (5) Director British Columbia, Canada	Independent Businessman	May 2005	50,000
(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 21, 2010, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)	Member of the audit committee.
(4)	Member of the compensation committee.
(5)	Member of the special committee.
(6)	Member of the environment, health and safety committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)
was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

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(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the amended National Instrument Form 51-102F6 ("Statement of Executive Compensation") which came into force on December 31, 2008 (the "New Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the two most recently completed financial years of the Company (to the extent required by the New Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2009 and the other three most highly compensated executive officers of the Company as at December 31, 2009 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").  (All dollar values in the following table are denominated in US dollars unless otherwise stated.)

Summary Compensation Table

NEO Name and Principal Position	Year	Salary (US$)	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
				Annual Incentive Plans(2)	Long-term Incentive Plans
Michael L. Surratt, President and CEO	2009 2008	$460,000 $460,000	$1,455,707 $Nil	$Nil $Nil	N/A N/A	N/A N/A	$Nil $Nil	$1,919,707 $460,000
Raymond R. Lee, CFO	2009 2008	$220,000 $220,000	$867,424 $Nil	$Nil $Nil	N/A N/A	N/A N/A	$Nil $Nil	$1,087,424 $220,000
Gary Simmerman, VP Engineering	2009 2008	$200,000 $200,000	$722,854 $Nil	$Nil $Nil	N/A N/A	N/A N/A	$Nil $Nil	$922,854 $200,000
Craig Smith, Project Manager, Mineral Park Mine	2009 2008	$200,000 $200,000	$67,921 $Nil	$Nil $Nil	N/A N/A	N/A N/A	$Nil $Nil	$200,000 $200,000
Robert Spengler, Environmental manager, Mineral Park Mine	2009 2008	$200,000 $200,000	$639,463 $Nil	$Nil $Nil	N/A N/A	N/A N/A	$Nil $Nil	$839,463 $200,000

(1)	The amounts in this column represent the fair value of stock options which is estimated on the date of grant using a Black-Scholes option pricing model. See discussion below.
(2)	Bonuses that were paid for the financial year but were not paid until the succeeding year.

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The compensation amounts reported as Option Awards in the above table represent the estimated grant date fair value of the stock options granted during the year.  All of these stock options were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  The amounts reported do not represent the net cash proceeds received by the individuals from the exercise of stock options. See section “Outstanding Share-Based Awards and Option-Based Awards” below for more information.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options at the date of grant. The following weighted average assumptions were used in the valuation model:

	2009	2008
Expected volatility	122%	83%
Risk-free interest rate	2.57%	2.87%
Expected lives	60 months	60 months
Dividend yield	Nil	Nil

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (CDN$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (CDN$)
Michael L. Surratt, President and CEO	166,667 400,000 800,000 500,000 500,000	$1.00 $3.30 $3.10 $1.65 $2.27	Jan. 11, 2011 Feb. 21, 2012 Mar. 16, 2012 May 2, 2014 Dec 23, 2014	$246,667 Nil Nil $415,000 $105,000	Nil	Nil
Raymond R. Lee, CFO	150,000 300,000 300,000	$3.30 $1.65 $2.27	Feb. 21, 2012 May 2, 2014 Dec 23, 2014	Nil $249.000 $63,000	Nil	Nil
Gary Simmerman, VP Engineering and Mine Manager	200,000 250,000 250,000	$3.30 $1.65 $2.27	Feb. 21, 2012 May 2, 2014 Dec 23, 2014	Nil $207,500 $52,500	Nil	Nil
Craig Smith, Project Manager, Mineral Park Mine	100,000 200,000 250,000	$0.85 $3.30 $0.385	Oct. 18, 2010 Feb. 21, 2012 Feb. 19, 2014	$163,000 Nil $523,750	Nil	Nil

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (CDN$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (CDN$)
Robert Spengler, Environmental Manager, Mineral Park Mine	100,000 250,000 200,000	$3.30 $1.65 $2.27	Feb. 21, 2012 May 2, 2014 Dec 23, 2014	Nil $207,500 $42,000	Nil	Nil

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $2.48, and the exercise or base price of the option.

Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) (US$)	Share-Based Awards - Value Vested During The Year (2) (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Michael L. Surratt, President and CEO	$21,362	N/A	Nil
Raymond R. Lee, CFO	$12,817	N/A	Nil-
Gary Simmerman, VP Engineering and Mine Manager	$10.681	N/A	Nil
Craig Smith, Project Manager, Mineral Park Mine	Nil	N/A	Nil
Robert Spengler, Environmental Manager, Mineral Park Mine	$10.681	N/A	Nil

(1)
This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation plan for the Named Executive Officers.

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Termination and Change of Control Benefits

The Named Executive Officers’ (“NEO”) employment agreements provide for the payment of compensation upon termination of the Named Executive Officer’s employment by either the Company or the Named Executive Officer following a change of control of the Company, or by the Company at any time without notice for “just cause”, or at any time on 180 days written notice other than for “just cause”.

In the event of termination for reasons other than "just cause", Michael L. Surratt will be entitled to receive an amount equal to three times the combination of his annual salary, and the most recent annual bonus paid or awarded, and all existing benefits for a period of five years.  Raymond R. Lee, Gary Simmerman, Craig Smith and Robert Spengler will be entitled to receive an amount equal to three times the combination of their annual salary, and the most recent annual bonus paid or awarded, and all existing benefits for a period of three years.

The employment agreements also provide in each case, that in the event of a change of control, the Named Executive Officers will be entitled to receive a change of control bonus of three times the Named Executive Officer’s salary.  The employment agreements were approved by the Company’s Compensation Committee.  In each agreement, a change of control is defined as a transaction or series of transactions whereby directly or indirectly:

(a)
any person or combination of persons acquires a sufficient number of securities of the Company to affect materially the control of the Company and for these purposes, a person or combination of persons holding shares or other securities in excess of the number which, directly or following the conversion or exercise thereof, would entitle the holders thereof to cast 20% or more of the votes attached to all shares of the Company which may be cast to elect directors of the Company, shall be deemed to be in a position to affect materially the control of the Company, or

(b)	any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding up of the Company, or

(c)	20% or more of the issued and outstanding securities of the Company become subject to a voting trust or similar arrangement, or

(d)
the Company shall consolidate or merge with or into, amalgamate with, or enter into a statutory arrangement with, any other person or any other person shall consolidate or merge with or into, or amalgamate with or enter into a statutory arrangement with, the Company, and, in connection therewith, all or part of the outstanding shares of the Company which have voting rights attached thereto shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property, or

(e)
the Company shall sell or otherwise transfer or dispose of, including by way of the grant of a leasehold interest (or one or more subsidiaries of Mercator shall sell or otherwise transfer, including by way of the grant of a leasehold interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than the Company or one or more subsidiaries of the Company), or

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(f)
there shall be a change at any time in the majority of the Board of Directors of the Company as a result of a shareholders’ meeting or as a result of appointments made in filling vacancies caused by resignation of members of the Board of Directors, or

(g)	the Company enters into any transaction or arrangement which would have the same or similar effect as the transactions referred to in (b), (c), (d), or (e) above.

The following chart shows the amounts payable to the NEOs stated in US Dollars, in the event of a termination of the NEO by the Company without cause where no change of control has taken place, for a change of control, and for a termination by the Company or by the NEO following a change of control, in each case assuming that the termination, and change of control if any, took place as at December 31, 2009.

Named Executive Officer	Termination by the Company if No Change of Control (1)	Change in Control Bonus (2)	Termination by the Company Post Change of Control (3)	Termination by NEO Post Change of Control (4)
Michael L. Surratt President & CEO	$2,115,000	$1,380,000	$5,287,500	$2,115,000
Raymond R. Lee, CFO	$840,000	$660,000	$2,100,000	$840,000
Gary Simmerman, VP Engineering and Mine Manager	$600,000	$600,000	$1,150,000	$600,000
Craig Smith, Project Manager, Mineral Park Mine	$600,000	$600,000	$1,100,000 (5)	$600,000
Robert Spengler, Environmental manager, Mineral Park Mine	$600,000	$600,000	$1,100,000 (5)	$600,000

(1)
Consists of three times the total of the annual salary in the year in which termination occurs and the most recently paid annual bonus to which each of the NEOs would have been entitled as at December 31, 2009.

(2)	The bonus payable to each NEO in the event of a change of control is equal to three times the total of the NEO's annual salary and annual bonus.
(3)
The estimated payment to the NEO upon termination by the Company following a change of control, in addition to the change of control payment previously paid.  The termination by the Company must occur within 24 months of the control of control.  See also footnote (5).

(4)
The estimated payment to the NEO upon termination by the NEO following a change of control, in addition to the change of control payment previously paid.  The termination by the NEO must occur within 24 months of the control of control or, if certain triggering events related to the NEO's conditions of employment occur after the change of control, within 36 months of the change of control.

(5)	Based on the remaining term of the contract for each of Craig Smith and Robert Spengler being more than three years.

The Company is currently in the process of entering into replacement employment agreements with each of the Named Executive Officers, which will materially reduce the Company’s obligations in the event of a termination of the NEO by the Company without cause where no change of control has taken place, for a change of control, and for a termination by the Company or by the NEO following a change of control.

Composition of the Compensation Committee

The Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board of Directors with respect to the Company’s compensation policies and practices, reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chief Executive Officer, reviewing and approving the compensation of all other

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senior executive officers, and administering the Company’s stock option plan. The Compensation Committee bases its recommendations on the performance of the applicable individual and of the Company.  The Board (exclusive of the executive officers of the Company who are also members of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

The Compensation Committee periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

The Compensation Committee of the Board consists of Ronald Earl Vankoughnett (Chair), Michael D. Lindeman and Gavin Thomas, all of whom are independent.

Compensation Discussion and Analysis

The Company’s principal goal is to create value for its shareholders. The Company believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders.

The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is sufficient to attract and retain experienced and talented executives. This objective also recognizes the fundamental value added by a motivated and committed management team. The Compensation Committee also believes that compensation design must recognize the cyclical nature of the mining industry.

To this end, the executive compensation program formulated by the Compensation Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. The program is structured to be competitive with a select group of comparative North American mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Company.  In 2009, the Compensation Committee reviewed and set the executive compensation levels using the Coopers Consulting Limited 2008 National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada.  The Company participated in the Consulting Limited 2009 National Mining Industries Salary Survey for US Companies, as the Company’s operations are mainly in the United States, and the bulk of the Company’s expenses are incurred in US dollars.  The results of the 2009 Survey were used by the Compensation Committee in reviewing the compensation of the officers in connection with the 2010 fiscal year and the performance of the Company and the officers for 2009.

Base Salary

Base salary is the principal component of an executive officer’s compensation package.  To ensure that the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar mining companies. In determining base salaries and bonuses, the Compensation Committee took into account the financial performance of the Company for 2009 and to date in 2010.

The level of the base salary for each employee of the Company is determined by the level of responsibility and the importance of the position to the Company and the officers’ individual responsibilities, experience, performance and contribution toward enhancing shareholder value, within competitive industry ranges.

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By keeping base salaries at or near the average base salaries for the mining industry, the Company has more flexibility in tying reward to performance as a greater percentage of compensation earned by officers of the Company can be paid in the form of bonuses and stock option grants, which are payable at the discretion of the Company.

The Compensation Committee determines the base salaries and bonuses for senior management and employees of the Company.   Each of the Named Executive Officers, has an employment contract with the Company which provides that the annual base salary of such executive is subject to review in each year (see “Termination of Employment, Changes in Responsibility and Employment Contracts”).

Bonus

The Chief Executive Officer of the Company presents recommendations to the Compensation Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Company.  The Compensation Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company.  Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.  The Compensation Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Company, which are reported to the Board of Directors of the Company.  In 2009, none of the members of the executive management team received a performance bonus for work done in 2008. To date in 2010, bonus allocations for the members of the executive management team have been deferred. As of the date of this Information Circular, no performance bonuses have been granted or paid to the executive management team for work done in 2009.

Stock Options

The Company grants long-term incentives to its executive officers in the form of stock options.

The purpose of the Company’s stock option plan (the “Option Plan”) is to develop the interest and incentive of eligible consultants, employees, officers and directors in the Company’s growth and development by giving an opportunity to purchase Common Shares on a favourable basis, thereby advancing the interests of the Company, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Company to attract and retain skilled and motivated individuals.   Stock options are directly linked to increases in shareholder value and the individual’s contribution to that central goal.  The Company believes that stock options play an important role in building shareholder value.  Options to purchase the Company’s shares are granted by the Compensation Committee at not less than the closing price of the Company’s shares on the Toronto Stock Exchange (the “TSX”) on the business day immediately prior to the date of grant.

The Compensation Committee takes into account each executive’s stock option position, peer comparison group benchmark and individual performance when determining whether and how many new stock option grants will be made to an executive officer.

Currently there are options to purchase 11,864,500 common shares allocated and granted to directors, officers, employees and consultants, representing approximately 6.09% of the issued shares of the Company on May 21, 2010.

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The Option Plan and the Compensation Committee Charter provide that the Compensation Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual.  Individual performance measures that the Compensation Committee may implement may vary based on an executive’s ability to affect business results.

An aggregate of 3,250,000 options were granted to the NEO’s and senior management during 2009.  In making the decision on option grants during 2009, the Compensation Committee considered individual performance and Company performance, including share price performance, operating and financial performance, corporate development and organizational development.

Options granted by the Compensation Committee under the Option Plan are subject to approval by the Board of Directors. Options are not transferable. See ‘‘Stock Option Plan’’ for a discussion of the Option Plan.

Stock Option Plan

The Option Plan is administered by the entire Board of Directors, based on recommendations made by the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. Each grant of options under the Option Plan is approved by the Board of Directors of the Company.

The Option Plan was originally adopted in 2000, and amended in 2004, and subsequently amended again in 2005, to comply with the requirements for listing on the TSX.  TSX policies require that all unallocated options, rights or other entitlements ("unallocated entitlements") under a stock option plan that does not have a fixed maximum number of securities issuable be approved by shareholders (a 'renewal approval') every three years after institution of the stock option plan.   On June 26, 2008, at the Company’s meeting of the shareholders, the shareholders re-approved the Option Plan and approved amendments of a housekeeping nature to the Option Plan, principally to update terminology, and to incorporate amendments to the Option Plan mandated by the TSX and other regulatory agencies.

The Option Plan complies with the rules and policies of the TSX.  The number of common shares of the Company which may be subject to option under the Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Company at the time the option is granted, which price may not be less than the closing price of the common shares on The TSX on the last trading day immediately preceding the date of grant of the option. All grants of options are reviewed by the Compensation Committee and recommended to the Board of Directors for approval.

Benefits

Benefits provided to senior executives are designed to be competitive with industry practice and include health and life insurance, and certain perquisites such as automobile benefits.

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Compensation of the Chief Executive Officer

The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of the Company, namely, annual salary and performance bonus and long-term incentives.

Consistent with the Company’s philosophy of targeting salaries and performance bonuses for the Company’s executive officers at median levels of executives in the Coopers Consulting Limited annual National Mining Industries Salary Survey.  Mr. Surratt’s annual salary is intended to reflect annual salaries paid to the chief executive officers in the survey.

During 2009, Mr. Surratt was paid a salary at an annualized rate of US$460,000 in accordance with the terms of his employment agreement with the Company. In May 2010, the Committee reviewed Mr. Surratt’s performance, taking into consideration his leadership role in strategy implementation.  In assessing the appropriate award level for Mr. Surratt, the Committee considered the objectives of the Company’s long-term incentive plans.  The Committee deferred the grant of any salary increase or bonus allocation at the time of the assessment.

Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Company’s President and CEO and other executive officers.

Director Compensation

Compensation for the Named Executive Officers has already been disclosed above.  In 2009, the Company implemented compensation arrangements, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

During the Company’s most recently completed financial year, the Company’s directors, who are each not also an NEO, each received a directors’ fee of CDN$9,000 per quarter with each director also receiving CDN$1,000 per meeting attended in person and CDN$500 per meeting attended by teleconference; the Chairman of the Board of Directors received an additional C$5,000 per quarter; the Chairman of the Audit Committee received an additional CDN$3,000 per quarter; the Chairman of other committees of the Board received an additional CDN$2,000 per quarter and members of committees (other than the Chairman) also received CDN$1,000 per quarter for Committee membership fees.

During the year ended December 31, 2009, a law firm of which Robert J. Quinn is a partner, was paid US$146,205 for legal services rendered by the firm.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The purpose of granting options to the Directors of the Company is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth all amounts of compensation provided to the directors, who are each not also an NEO, for the Company’s most recently completed financial year, including compensation for services not related to their directorships:

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United States currency
Director Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Joseph M. Keane(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael D. Lindeman	$26,539	Nil	$122,361	Nil	Nil	Nil	$148,900
Stephen P. Quin	$19,409	Nil	$122,361	Nil	Nil	Nil	$141,770
Robert J. Quinn(2)	$21,726	Nil	$122,361	Nil	Nil	$146,205	$144,087
Gavin Thomas	$39,165	Nil	$122,361	Nil	Nil	Nil	$161,526
Ronald Earl Vankoughnett	$34,851	Nil	$122,361	Nil	Nil	Nil	$157,212

(1)
Mr. Keane did not become a director of the Company until the completion of the Company’s acquisition of Stingray Copper Inc. on December 21, 2009, and as such was not paid any director fees or granted any options by the Company in 2009.

(2)	During the year ended December 31, 2009, a law firm of which Robert J. Quinn is a partner was paid US$146,205 for legal services rendered by the firm.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CDN$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (CDN$)
Joseph M. Keane(2)	6,250 12,500 12,500 12,500	$4.80 $4.80 $3.00 $1.88	April 27, 2012 June 28, 2012 June 18, 2013 June 17, 2014	Nil Nil Nil $7,500	Nil	Nil
Michael D. Lindeman	50,000 50,000 50,000 100,000	$2.09 $3.30 $3.10 $1.65	May 19, 2011 Feb 21, 2012 Mar 16, 2012 May 2, 2014	$19,500 Nil Nil $83,000	Nil	Nil
Stephen P. Quin	50,000 50,000 25,000 100,000	$2.09 $3.30 $3.10 $1.65	May 19, 2011 Feb 21, 2012 Mar 16, 2012 May 2, 2014	$19,500 Nil Nil $83,000	Nil	Nil
Robert J. Quinn	50,000 50,000 50,000 100,000	$2.09 $3.30 $3.10 $1.65	May 19, 2011 Feb 21, 2012 Mar 16, 2012 May 2, 2014	$19,500 Nil Nil $83,000	Nil	Nil

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	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CDN$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (CDN$)
Gavin Thomas	50,000 50,000 50,000 100,000	$2.09 $3.30 $3.10 $1.65	May 19, 2011 Feb 21, 2012 Mar 16, 2012 May 2, 2014	$19,500 Nil Nil $83,000	Nil	Nil
Ronald Earl Vankoughnett	100,000 50,000 50,000 50,000 100,000	$1.00 $2.09 $3.30 $3.10 $1.65	Jan 4, 2011 May 19, 2011 Feb 21, 2012 Mar 16, 2012 May 2, 2014	$148,000 $19,500 Nil Nil $83,000	Nil	Nil

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN$2.48, and the exercise or base price of the option.

(2)
Mr. Keane did not become a director of the Company until the completion of the Company’s acquisition of Stingray Copper Inc. on December 21, 2009, and as such was not granted any options by the Company in 2009.  The options referred to above are options that were granted to Mr. Keane as a director of Stingray Copper Inc.  Under the arrangement with Stingray Copper Inc., all Stingray options were exchanged for converted options to purchase shares in the capital of the Company at the rate of 0.25 of one Company share in lieu of one Stingray share, on the same terms and conditions as the original Stingray option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) (US$)	Share-Based Awards - Value Vested During The Year (2) (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Joseph M. Keane(3)	$7,500.00	N/A	Nil
Michael D. Lindeman	$4,272.30	N/A	Nil
Stephen P. Quin	$4,272.30	N/A	Nil
Robert J. Quinn	$4,272.30	N/A	Nil
Gavin Thomas	$4,272.30	N/A	Nil
Ronald Earl Vankoughnett	$4,272.30	N/A	Nil

(1)
This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	This amount is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.
(3)
Mr. Keane did not become a director of the Company until the completion of the Company’s acquisition of Stingray Copper Inc. on December 21, 2009, and as such was not granted any options by the Company in 2009.  On completion of the acquisition of Stingray Copper Inc., all of the options held by Mr. Keane in Stingray Copper Inc. were exchanged for converted options to purchase shares in the capital of the

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Company at the rate of 0.25 of one Company share in lieu of one Stingray share, on the same terms and conditions as the original Stingray option.  All of these options vested at the time of the acquisition of Stingray Copper Inc.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for CDN$100 invested in common shares of the Company, for the last five years, with the cumulative total return of the S&P/TSX Composite index.  The common share trading data is as reported by the TSX.  The value of each year represents the closing price as of December 31 on that year.

	2004	2005	2006	2007	2008	2009
ML	$100.00	$196.00	$540.00	$1,814.00	$80.00	$496.00
TSX Composite	$100.00	$121.91	$139.60	$149.60	$97.20	$127.03

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers over the same period. Over the five years, the Compensation Committee established compensation objectives believed appropriate during the evolution of the Company from an exploration company to its current position as an emerging copper and molybdenum producer, and compensation to executive officers increased nominally. The share price of exploration companies and copper and molybdenum producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of the end of the most recently completed financial year with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	11,864,500	$1.78	2,782,877
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	11,864,500	$1.78	2,782,877

The following is a summary of the principal features of the Option Plan:

The Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a) the number of common shares of the Company reserved for issuance to insiders exceeding 10% of the outstanding issue; or

(b) the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

(c) the issue to any one participant or any one person who is an insider of the Company within a one year period of more than 5% of the outstanding issue.

The 'outstanding issue' is the number of common shares of the Company outstanding immediately prior to any option grant.

2. The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant.  Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Option Plan, and any exercises of stock options will make new grants available under the Plan.

3. All unallocated entitlements under the Option Plan must be approved and ratified by shareholders every three years.

4. The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

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5. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the board of directors (or compensation committee) of the Company, and are non-assignable, except in certain circumstances.

6. The expiry date of an option is the specified expiry date in the option agreement, and in any event, may have a maximum term of ten years.

7. The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 90 days after ceasing to be a director, officer, employee or service provider (or such longer period as may be specified in an employment contract) or, if the Optionee dies, within one year from the date of the Optionee's death.  If the Optionee ceases to be employed or engaged by the Company or its subsidiaries for cause, each Option held by the Optionee shall be cancelled effective immediately as of the date of termination.  Each Option held by any Optionee performing or engaged in investor relations activities for the Company shall be exercisable at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 30 days after the Optionee ceases to be engaged in engaged in investor relations activities for the Company.

8. Stock options granted under the Option Plan carry with them associated stock appreciation rights which allow a holder of an option under the Plan to elect not to exercise all or a portion of options held and instead receive the number of common shares of the Company disregarding fractions, which, when multiplied by the 'fair value' of the common shares to which an option relates (determined as the weighted average market price for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)
whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors and the appointment of auditors.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of seven (7) directors.  All are considered independent for the purposes of National Instrument 58-101, with the exception of Michael L. Surratt who is the President and CEO of the Company, Raymond R. Lee who is the CFO of the Company, and Robert J. Quinn, who is a partner of a law firm which rendered legal services to the Company during the most recently concluded financial year and which billed the Company US$146,205 for these services rendered.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the Board.  The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.  The independent directors are however able to meet at any time without any members of management including the non-independent directors being present.  There were no meetings held by the independent directors in the last financial year.  Further supervision is performed through the audit committee which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance.  The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through having an independent Chair of the Board.  The Board has appointed Mr. Gavin Thomas, an independent director, as non-executive Chair of the Board.

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The audit committee is composed of all independent directors (based upon the tests for independence set forth in National Instrument 52-110), who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table.

Name of Director	Name of Reporting Issuer
Stephen P. Quin	Capstone Mining Corp. Bear Lake Gold Ltd. Rare Element Resources Ltd. Troon Ventures Ltd. Kimber Resources Inc.
Robert J. Quinn	Formation Capital Corporation North American Palladium Ltd. Great Western Minerals Group Ltd.
Michael L. Surratt	Aquila Resources Inc.
Gavin Thomas	Cordillera PLC

Participation of Directors in Board Meetings

During 2009, the Board held one (1) formal board meeting (with a number of informal meetings of the non management directors, the Audit Committee met five (5) times, the Compensation Committee met five (5) times and the Special Committee met two (2) times. The following table provides details of the attendance record of each director for all board meetings and applicable committee meetings held in 2009:

Name	Board Meetings	Committee Meetings(1)
Joseph M. Keane(2)	0 of 1 Board Meetings	N/A
Raymond R. Lee	1 of 1 Board Meetings	N/A
Michael D. Lindeman	1 of 1 Board Meetings	Audit 5 of 5 Compensation 5 of 5
Robert J. Quinn	1 of 1 Board Meetings	Special 2 of 2
Stephen P. Quin	0 of 1 Board Meetings	N/A
Michael L. Surratt	1 of 1 Board Meetings	N/A
Gavin Thomas	1 of 1 Board Meetings	Audit 5 of 5 Compensation 5 of 5 Special 2 of 2
Ronald Earl Vankoughnett	1 of 1 Board Meetings	Audit 5 of 5 Compensation 5 of 5 Special 2 of 2
(1)	‘‘Audit’’ refers to the Audit Committee. ‘‘Compensation’’ refers to the Compensation Committee. ‘‘Special’’ refers to the Special Committee.
(2)	Mr. Keane did not become a director of the Company until the completion of the Company’s acquisition of Stingray Copper Inc. on December 21, 2009.

The Board met informally during the year and received updates on the progress of the Company from management.  All other business was conducted by consent resolution and informal update.

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Board Mandate

The Board has adopted terms of reference for the Board, the text of which is attached as Schedule “A” to this Information Circular.

Position Descriptions

The Board of directors has not developed written position descriptions for the Chairman, the chairman of any Board committees or the Chief Executive Officer. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO and senior management, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.  The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Board has adopted an Ethics and Conflict of Interest Policy (the "Code") that is posted on its website at www.mercatorminerals.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires under the Code, that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates.  The full Board of the Company is responsible for determining the competencies, skills and personal qualities it should seek in a new Board member, in light of the opportunities and risks facing the Company.  The Board has neither a

-  23  -

formal policy for identifying new candidates for Board nomination nor a permanent nominating committee.  If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors may be struck.  The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation of Directors and the CEO

The Company has a Compensation Committee which is composed entirely of independent directors, and has general responsibility for developing the Company’s approach to director and officer compensation.  The Board adopted a mandate for the Compensation Committee, and pursuant to its mandate, the Compensation Committee is responsible for the following:

●	Review annually and recommend for approval to the Board, the compensation philosophy and remuneration policy for the Company.

●	Review annually and recommend for approval to the Board, the compensation arrangements for the CEO and senior executives and their respective performance objectives.

●	Conduct annually and report to the Board, the results of performance appraisals of the CEO and senior executives.

●	Review annually and recommend for approval to the Board, grants of stock options to the Chairman of the Board, the directors of the Company, CEO and senior executives (the “Executive Stock Options").

●	Review annually the Company's employee incentive and benefit plans and review and recommend for approval to the Board any amendments thereto.

●	Review annually and recommend for approval to the Board management's succession plan including the appropriateness of the current and future organizational structure of the Company.

●	Review management's reports to the Committee on human resource issues.

●	Review annually and recommend for approval to the Board the executive compensation disclosure of the Company in its management information circular.

●	Review annually and recommend for approval to the Board the compensation arrangements for the directors of the Company and the Chairman of the Board.

●	Review annually and report to the Board on the adequacy of the Committee's terms of reference.

The Committee examines the compensation with reference to industry standards for companies of a similar size and nature.  In August 2009, the Compensation Committee obtained a copy of the Coopers Consulting Limited 2009 National Mining Industries Salary Survey.  The survey provides an analysis of the compensation paid to mining executives in Canada.  In 2010, the Compensation Committee reviewed the compensation paid to management in light of the Survey and made recommendations to the Board.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and

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determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, Compensation Committee annually reviews the performance of the CEO and senior management in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

Special Committee

In December 2007, the Company struck a Special Committee of the Board, comprised of Robert J. Quinn (Chairman), Gavin Thomas and Ronald Earl Vankoughnett.  All members of the Special Committee are considered independent for the purposes of NI 52-110 except for Mr. Quinn who is a partner of a law firm that has rendered legal services to the Company during the year.

The Special Committee has not been assigned a specific mandate, however the Committee has been given the task to assist management with the review and negotiation of any transaction that the Company may consider and to provide the board of directors with advice and recommendations relating thereto.

Environment, Health and Safety Committee

In January 2010, the Company struck an Environment, Health and Safety Committee of the Board, comprised of Stephen P. Quin (Chairman), Robert J. Quinn and Michael L. Surratt.  Mr. Quin, the Chairman of the Environment, Health and Safety Committee, is the only member of the Environment, Health and Safety Committee considered independent for the purposes of NI 52-110.  Mr. Quinn is a partner of a law firm that has rendered legal services to the Company during the year and Mr. Surratt is the Company’s President and CEO and is a management director.

The Environment, Health and Safety Committee has not been assigned a specific mandate, however the Committee has been given the task to assist management with the review and and to provide the board of directors with advice and recommendations relating thereto.

As the directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development.  The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and each of its committees.  To assist in its review, the Board conducts informal surveys of its directors, and reports from each committee respecting its own effectiveness.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE DISCLOSURE

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities.  A copy of this charter and the disclosure on the Audit Committee required by National Instrument 52-110 is contained under the heading "Committees of the Board of Directors – Audit

-  25  -

Committee" in the Company's Annual Information Form for the year ended December 31, 2009 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

APPOINTMENT OF AUDITOR

BDO Canada LLP, Chartered Accountants (effective January 1, 2010, BDO Dunwoody LLP changed its name to BDO Canada LLP), of Vancouver, British Columbia, is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of BDO Canada LLP, Chartered Accountants, as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

BDO Canada LLP, Chartered Accountants, were first appointed as auditors of the Company on January 28, 2005.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 1971 Sandown Place, North Vancouver, British Columbia, Canada V7P 3C3 Telephone:  (604) 981-9661; or at 8275 N. Mineral Park Road, in Golden Valley, Arizona, 86413; Telephone:  (928) 565-2226; or by e-mail at mleblanc@mercatorminerals.com or postmaster@mercatorminerals.com to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 21st day of May, 2010.

APPROVED BY THE BOARD OF DIRECTORS

    “Marc S. LeBlanc”

Marc S. LeBlanc, Vice-President Corporate Development and Corporate Secretary

Schedule "A" to the Information Circular
of Mercator Minerals Ltd.

MERCATOR MINERALS LTD.
(the “Corporation”)

BOARD OF DIRECTORS - TERMS OF REFERENCE

Composition of the Board of Directors (the "Board") and its Committees

In accordance with the requirements of applicable laws, the Board of Directors of the Corporation shall supervise the management of the business and affairs of the Corporation.  The tenure of directors is limited under the Act and the Corporations Articles of Continuance.

The Board elects a Chair whose principal responsibility is to manage the Board. The Chair must be independent of management and cannot be the CEO of the Company.

The Chairman of the Corporation shall:

●	manage the Board to ensure that the Corporation has appropriate objectives and an effective strategy; that there is a team of executive directors and supporting staff able to implement the strategy;

●	that there are procedures in place to inform the Board of performance against objectives and to ensure that the Corporation is operating in accordance with the high standard of corporate governance.

●
Seek to ensure that the non-executive directors receive timely, relevant information, tailored to their needs and that they are properly briefed on the issues arising at board meetings, so that they can make an effective contribution as board members.

●	Make proposals to the Board on all board appointments, including non-executive directors.

The President and Chief Executive Officer (“CEO) of the Corporation shall manage the Corporation by developing objectives, strategy and standards of performance; securing and leading a management team of the right calibre and directing that team to deliver the required performance.

In general terms, the President/CEO's responsibilities will encompass:

●	The overall direction and management of the Corporation;

●
The development of objectives, strategy and performance standards, consistent with the overall group direction and which will be reviewed and agreed by the Chairman and the Board of Directors of the Corporation;

●
Securing and leading a management team of the right calibre to achieve the agreed strategies and objectives and, in particular, ensuing that there is a monitoring system in place to maintain progressive performance standards and compliance with the highest standards of corporate governance; and,

●	Building and maintaining the Corporation's standing with third parties.

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●	Brief the Chairman regularly on all significant matters.

●
On an annual basis, the President/CEO will demonstrate to the Board that the Corporation has soundly based plans for the development of personnel resources within the Corporation and that management development programmes are in place to ensure successful future management.

Stewardship Responsibility

The Board's fundamental objective is to create value for the members and shareholders of the Corporation and to protect the value of the Corporation against erosion. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of the Corporation and of the membership and shareholders generally. The Board and its individual directors do not represent any specific constituency or interest group within the membership, the Company, shareholders of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is to supervise the management of the Corporation. The day-to-day management of the business and affairs is delegated by the Board to the CEO and other executive officers.

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the CEO, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading financial institution.

Specific Responsibilities

In discharging its duties and stewardship responsibility, the Board:

Sets strategic direction, adopts and supervises the strategic planning process, and approves the plans and goals. The CEO and management team have direct responsibility for the ongoing development and implementation of the strategic planning process and the fulfillment of long term goals. These goals are reviewed and approved annually by the Board. The Board monitors the success of management in implementing the approved strategies and plans.

The Board has the following non-exclusive duties and responsibilities

Identify the principal risks of business and ensures the implementation of appropriate systems to manage these risks. The Board must understand the principal risks of the business and ensure that systems are in place to monitor and manage these risks effectively with a view to the long term viability and success of the corporation and the interests of its members and shareholders generally.

Appoint, monitor the performance of, and determine the compensation for the CEO and senior management. The Board must ensure that the company has management of the highest calibre. This responsibility is carried out primarily through the appointment of the CEO. On an ongoing basis, the Board assesses the CEO's performance against criteria and objectives established by the Board. In addition to the CEO, the Board appoints and removes the Chief Operating Officer, the Chief Financial Officer and the Corporate Secretary, and elects and removes the Chairman of the Board.

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Adopt procedures to ensure independent functioning of the Board. The Board must put in place appropriate procedures to ensure that the Board is able to function independently of management. This responsibility is fulfilled through the election of a non-executive Chair, by ensuring that the directors have an opportunity to discuss issues in the absence of management other than the CEO, and by establishing a process and guidelines to enable individual directors and Committees of the Board to engage outside advisors. The Board is responsible for defining its relationship with management and for establishing, through the development of clear policies and procedures, specific levels of authority for management.

Ensure integrity of the Corporation's internal control and management information systems. This responsibility includes reviewing and approving historical financial information and ensuring the integrity of the audit system and compliance with applicable accounting principles and laws. The Board must ensure that it receives a flow of historical and non-historical information that provides a base for determining the future prospects and direction of the business.

Adopt and implement a communications policy. The Board must ensure that policies and procedures are in place to enable the company to communicate effectively with its members and shareholders, together with other stakeholders and the public generally. It must also ensure that effective means are available to enable members and shareholders to communicate with senior management and the Board.

Ensure succession planning is in place. The Board must ensure that adequate and effective succession plans are in place for the CEO and senior management.

Adopt policies that govern the conduct of directors, officers and employees. The Board must ensure that clear and unambiguous policies are in place relating to the conduct of the directors, officers and all employees and to ensure compliance with all applicable standards, laws and regulations. The Board must adopt procedures to ensure reporting through management of any significant or material breaches of these policies and of improper or questionable conduct. The Board is also responsible for identification and reporting of conflicts of interest whether potential or actual.

The Board shall consider and approve:

●
all material public disclosure documents to be issued by the Corporation including annual financial statements, interim financial statements, annual reports, annual information forms and related disclosure including management's discussion and analysis disclosure.

●
an annual business plan for the Corporation prepared by management which shall include operating objectives for the business plan periods as well as strategic objectives; such as acquisitions or dispositions of properties;

●	results of operations including operating revenue, operating expenses, general and administrative expenses and income from operations;

●	declare dividends on the outstanding shares of the Corporation including its preferred shares;

●	assess management performance on an on-going basis;

●	Supervise compliance by the Corporation with respect to local news including compliance with environmental, health, safety and securities laws.

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The Board of Directors of the Corporation shall appoint committees from time to time as may be required by law or as may be otherwise desirable in order to carry out their duties and responsibilities as required thereby.

The Board has two standing committees: Audit and Compensation. Each committee is comprised of three Directors. The Chair and CEO serve ex-officio on those Committees to which they have not otherwise been elected or appointed. Each committee also has available to it as resources such members of the Company management as may from time to time be determined to be appropriate.

The Audit Committees is mandatory under the rules and policies of the TSX and applicable securities and corporate policy and legislation. The number of additional Committees of the Board are determined by the Board from time to time. The Board determines the powers and responsibilities of each Committee, and reviews the authority and mandate of each Committee annually.

Operation of the Board

The Board shall meet a minimum of once in each quarter.

The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the office of the Chair, any director may request additional items for inclusion on the agenda.

All reports and material for approval by the Board shall be delivered at least 24 hours in advance of a Board meeting in rush circumstances, and 48 hours for regular reporting, unless extenuating circumstances, as approved by the Chair of the Board, dictate otherwise.

The presence of a majority of the directors constitutes a quorum.

Any director may request a meeting of the Board with no management in attendance, other than the CEO if he or she is then serving as a director and, unless inappropriate, the Corporate Secretary. Requests for such an in-camera meeting shall be made initially to the Chair, who shall make a determination as to whether or not the requested meeting should be held. If the Chair determines that the requested meeting should not be held and the director requesting the meeting is not satisfied with that determination, the director may make a motion at a meeting of the Board that the requested in-camera meeting be held and the matter shall be resolved by vote of the Board.

Board Information

●	The directors shall be entitled to unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities hereunder.

●
Management of the Corporation shall provide to the Board of Directors on a regular basis a report with respect to the ongoing business of the Corporation which shall include property information such as turnover, vacancies and material delinquent accounts. Management shall also provide the directors with, on not less than a quarterly basis, a report with respect to the Corporation's compliance with applicable financial covenants and ratios, the absence of default under material contracts, compliance with tax withholding obligations and a report as to the status of outstanding litigation or other proceedings affecting the Corporation directly or indirectly.

●
The Board of Directors shall be provided with an agenda together with relevant background information for each meeting of the Board. Such information shall be made available to the directors at least three full business days prior to the applicable meeting date.

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●	The directors shall be provided with a directors' manual containing copies of board related procedures, policies and committee terms of reference.

Control Matters

Management is responsible for designing and implementing appropriate internal controls for the organization. Control, in accordance with the Canadian Institute of Chartered Accountants guidelines, includes appropriate systems to ensure the integrity of financial reporting, due protection and management of the Corporation's assets and the management of manageable business risks. On an annual basis, management will prepare a report on the control environment for review by the Audit Committee and subsequent approval by the Board of Directors.

Conflict of Interest

The Board of Directors of the Corporation shall ensure that any related party transactions between the Corporation and any of its associates or affiliates are fair and reasonable as required by applicable securities and related laws.

Director Participation

Each member of the Board of Directors shall make himself available on reasonable notice to attend board meetings of the Corporation, whether by telephone or whether in person, and shall devote sufficient time and effort as may be required in order to adequately and effectively carry out and conduct the duties of the directors as herein set out.

The Directors shall provide advice to the Corporation from time to time with respect to equity markets and opportunities for the Corporation.

Each member of the Board of Directors shall refrain from any action or conduct that might conflict with the interests of the Corporation.